SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

784109209

(CUSIP Number)

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

216-566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784109209	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Gad Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 194,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 194,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 194,204
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 784109209	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Gad Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 194,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 194,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 194,204
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784109209	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Paragon Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 957,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 957,119
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 957,119
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 784109209	13D	Page 5 of 8 Pages

This Amendment No. 4 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 4”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on December 10, 2012, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of SED International Holdings, Inc., a Georgia corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 4, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This Statement is filed by Gad Partners Fund LP, a Delaware limited partnership, Gad Capital Management LLC, a Delaware limited liability company, and Paragon Technologies, Inc., a Delaware corporation. The address of the principal business of Gad Partners Fund, LP and Gad Capital Management LLC is 1698 S. Milledge Ave, #6, Athens, Georgia 30605. The address of the principal business of Paragon Technologies, Inc. is 600 Kuebler Road, Easton, Pennsylvania 18040. The principal business of Gad Partners Fund LP is investments in businesses and securities. The principal business of Gad Capital Management LLC is to advise private investment funds. The principal business of Paragon Technologies, Inc. is the manufacture and sale of material handling and order fulfillment solutions. Each of Gad Partners Fund LP, Gad Capital Management LLC and Paragon Technologies, Inc. is referred to herein as a “Reporting Person.”

None of the Reporting Persons or any of their directors or officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

On May 8, 2008, Mr. Gad entered a guilty plea to a charge of “theft by taking” under the Georgia First Offender Act (the “Act”) in the Superior Court of Athens-Clarke County, Georgia. This charge related to the allegation that Mr. Gad, while serving as the marketing coordinator for a grocery store in 2004, improperly allocated a portion of the store’s budget for charitable giving, for which he was responsible, to two not-for-profit organizations with which he was associated and which benefitted him personally. Under the Act, after Mr. Gad entered his plea, but without the entry of a judgment of guilt, the Court placed Mr. Gad on probation for a two-year period and, as probation conditions, ordered him to pay restitution of $4,120.69 and to perform 40 hours of community service. On June 3, 2009, upon the successful completion of all of the conditions of Mr. Gad’s first offender plea and probation, the Court exonerated Mr. Gad and discharged him without entry of any judgment of guilt. Under Georgia Code Section 42-8-62(a), a discharge under the Act “shall completely exonerate the defendant of any criminal purpose and shall not affect any of his or her civil rights or liberties; and the defendant shall not be considered to have a criminal conviction.” Georgia Code Section 42-8-63 provides further that “a discharge under [the Act] is not a conviction of a crime under the laws of this state and may not be used to disqualify a person in any application for employment or appointment to office in either the public or private sector.” Mr. Gad currently is seeking to have his first offender plea and disposition vacated.

On June 9, 2011, Mr. Gad was charged with false statements/writings/concealment of facts in the Superior Court of Athens-Clarke County, Georgia relating to the allegation that Mr. Gad checked the incorrect box on his driver’s license application completed on March 27, 2007 as to whether Mr. Gad is a U.S. citizen. On October 19, 2011, Mr. Gad pled not guilty to this charge. This case is currently pending.

None of the Reporting Persons or any of their directors or officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 784109209	13D	Page 6 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of the Common Stock reported in the tables set forth on the cover page to this Amendment No. 4 for an aggregate purchase price of $2,476,292.93, including brokerage commissions, was working capital of Gad Partners Fund LP and Paragon Technologies, Inc.

Item 4. Purpose of Transaction.

We own 22.3% of SED’s stock and growing. We are pursuing board representation at SED and are determined to obtain it. We plan to take one or more of the actions noted in our prior 13D filings in order to obtain board representation and/or board control and to achieve positive change at SED.

At Paragon, we have three directors with outstanding backgrounds. Their biographies are public information. They have provided outstanding service to Paragon for modest board compensation—much lower than the compensation taken by the SED directors.

As can be surmised by now, SED has stridently refused to consider any board nominees suggested by us. We believe they have looked for every reason not to consider our nominees, not to provide us information to which we are entitled under law, and not to answer legitimate questions raised by us.

The SED board has not responded to our detailed letter of January 31 questioning what we believe is their excessive board compensation. SED has not explained what "executive" functions are performed by Mr. Kidston or why he deserves such high compensation. SED has granted Mr. Kidston 100,000 stock options, but apparently has decided to ignore SEC rules and not file the agreement with the SEC for shareholders to see. We think they should tell us why.

We question how Mr. Kidston has the time to perform "executive" functions at SED while serving on two other boards and simultaneously running what others called a “slapdash” proxy contest at CSP Inc. We wonder why Mr. Kidston apparently has the audacity to run such a proxy contest while owning only 3.87% of the company’s stock and with a slate of directors with no applicable industry experience, in a brash campaign to force the company to be sold to him. ISS and Glass-Lewis were similarly unimpressed and recommended that shareholders vote against Mr. Kidston and his slate, with Glass-Lewis commenting that the positions taken by Kidston were “slapdash,” “poor” and “disingenuous” and “wholly unworthy of support” by unaffiliated shareholders. Not surprisingly, Mr. Kidston withdrew his slate on the morning of the CSP vote—a time when the voting results were no doubt well known to him. In the end, CSP’s director nominees won 89% of the vote.

Meanwhile, SED has released another disappointing quarterly earnings report, reporting significant losses for the three and six month periods ended December 31, 2012. Since SED’s current board took control in fiscal 2009, including the first six months of fiscal 2013, SED has produced almost no aggregate net income. During that same time, aggregate board compensation has exceeded $2.5 million.

SED has over 400 employees. It reports approximately 200 vendors and 10,000 customers. SED has hundreds of shareholders. We think they all deserve better than what they are getting from the current SED board.

We believe that Mr. Kidston and his “one-size-fits-all” board will soon be dispossessed of the power we believe they have taken for granted and abused. We are grateful for all of the company shareholders, former company executives, customers and other constituents who have contacted us to offer their help. We encourage you to continue to contact us. We will be responsible stewards of the trust you place in us, and we thank you for your support.

CUSIP No. 784109209	13D	Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a)      The Reporting Persons beneficially own in the aggregate 1,151,323 shares of Common Stock, which represents approximately 22.3% of the Company’s outstanding shares of Common Stock. Each of Gad Partners Fund LP and Paragon Technologies, Inc. beneficially owns the number and percentage of shares of Common Stock disclosed as beneficially owned by them in the applicable tables set forth on the cover page to this Amendment No. 4.

Each percentage ownership of shares of Common Stock set forth in this Amendment No. 4 is based on the 5,155,405 shares of Common Stock reported by the Company as outstanding as of February 1, 2013 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended December 31, 2012.

(c)      Each of the transactions effected by the Reporting Persons in the Common Stock through the open market from February 1, 2013 through March 21, 2013 is set forth on Schedule A.

CUSIP No. 784109209	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated: March 22, 2013

GAD PARTNERS FUND LP,

by Gad Capital Management LLC,

its General Partner

By: /s/ Hesham Gad

Name: Hesham Gad

Title: Managing Partner

GAD CAPITAL MANAGEMENT LLC

By: /s/ Hesham Gad

Name: Hesham Gad

Title: Managing Partner

PARAGON TECHNOLOGIES, INC.

By: /s/ Hesham Gad

Name: Hesham Gad

Title: Chairman

Schedule A

Transactions in Common Stock of the Company

from 02/01/13 through 03/21/13:

Gad Partners Fund LP

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
02/01/13	1,700	2.7600
02/01/13	2,500	3.0100
02/04/13	300	2.5900
02/04/13	2,000	2.5900
02/04/13	100	2.5900
02/13/13	2,600	2.3700
02/13/13	1,900	2.3700
02/14/13	1,700	2.3900
02/14/13	200	2.3900
02/14/13	900	2.3900
02/14/13	1,000	2.4000
02/19/13	500	2.4000
02/20/13	500	2.4700
02/26/13	4,000	2.8700
02/26/13	500	2.8500
02/27/13	200	2.7700
02/27/13	400	2.8200
02/27/13	2,300	2.8500
03/07/13	100	3.0000
03/08/13	1,300	2.9985
03/14/13	800	2.7800
03/19/13	300	2.7600

Continued on the next page.

Paragon Technologies, Inc.

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
02/04/13	2,700	2.5900
02/04/13	5,000	2.5900
02/05/13	3,230	2.5500
02/06/13	200	2.6500
02/08/13	100	2.4000
02/11/13	200	2.3600
02/11/13	7,391	2.4000
02/20/13	2,100	2.3600
02/21/13	298	2.3966
02/21/13	1,602	2.4487
02/26/13	1,000	2.8500
02/27/13	1,200	2.8200
02/27/13	1,500	2.8500
03/06/13	4,884	3.0000
03/18/13	500	2.8000
03/19/13	800	2.7600
03/20/13	2,000	2.6900
03/21/13	400	2.6800